Giovanni Caruso Partner Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

June 24, 2022

Austin Wood Mary Beth Breslin Division of Corporation Finance Office of Real Estate & Construction U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Brilliant Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed June 17, 2022
File No. 001-39341

Dear Mr. Wood and Ms. Breslin:

On behalf of our client, Brilliant Acquisition Corp., a British Virgin Islands business company (the “Company” or “Brilliant”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated June 23, 2022 (the “Comment Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”).

Contemporaneously, the Company is filing via EDGAR Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”), which reflects the Company’s response to the comment received from the Staff and certain updated information. For ease of reference, the comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Preliminary Proxy Statement on Schedule 14A filed June 17, 2022

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

RESPONSE: In response to the Staff’s comment, the Company has included additionl risk factor disclosure on page 14 of Amendment No. 1.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner, Loeb & Loeb LLP